Filed pursuant to rule 253(g)(2)

File Number: 024-11879

SUPPLEMENT DATED APRIL 10, 2023

TO OFFERING CIRCULAR DATED JULY 27, 2022

RYSE, Inc.

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) dated July 27, 2022 of RYSE, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated July 27, 2022 is available HERE.

The purpose of this supplement is to:

•	Add OpenDeal Broker LLC as a broker-dealer for the Company’s offering under Regulation A (the “Offering”).

As a result, the Company amends and restates the cover page and the following sections of its Offering Circular:

COVER PAGE

RYSE INC.

20 Camden St.

Toronto, Ontario

M5V 1V1,

www.helloryse.com

UP TO 25,000,000 CLASS B COMMON SHARES

SEE “SECURITIES BEING OFFERED” AT PAGE 32

MINIMUM INVESTMENT: $1,000 (1,000 Shares)

We are offering a maximum of 25,000,000 Class B Common Shares (the “Maximum Amount”) on a “best efforts” basis.

Common Shares	Price to Public	Placement Agent Discounts and Commissions*	Proceeds to Issuer Before Expenses
Per share **	$1.00	$0.07	$0.93
Total maximum based on assumptions below**	$25,000,000	$1,750,000	$23,250,000

* The company has engaged DealMaker Securities LLC, member FINRA/SIPC (the “Broker”), to perform administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. Broker will receive certain fees up to a maximum of 7% of the offering proceeds. See “Plan of Distribution” for more details. To the extent that our officers and directors make any communication in connection with this Offering they intend to conduct such efforts in accordance with an exemption from registration contained in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and therefore, none of them is required to register as a broker-dealer.

In addition, we have engaged OpenDeal Broker LLC (“OpenDeal Broker”) to assist with processing of investments through the online investment platform at www.republic.com maintained for OpenDeal Broker’s benefit by its affiliates (the “Republic Platform”). Opendeal Broker LLC merged with Nextseed Securities, LLC as of January 1, 2023. Therefore, NextSeed Securities LLC is now known as OpenDeal Broker LLC. A FINRA name change request to rename the company (from NextSeed) to Opendeal Broker LLC is pending. CRD # 291387.

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The Republic Platform will be used to communicate the offering to certain investors originated by OpenDeal Broker. As compensation, the company will pay to OpenDeal Broker a commission equal to 6% of the amount raised through the Republic Platform. OpenDeal Broker will also receive a securities commission equivalent to 1% of the dollar value of the securities issued to Investors through the Republic Platform at the time of closing. OpenDeal Broker will comply with Lock-Up Restriction required by FINRA Rule 5110(e)(1), not selling, transferring, assigning, pledging, or hypothecating or subjecting such to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities commission for a period of 180 days beginning on the date of commencement of sales of the public equity offering with respect to the Securities Commission, unless FINRA Rule 5110(e)(2) applies. Pursuant to FINRA Rule 5110(g), OpenDeal Broker will not accept a securities commission in options, warrants or convertibles which violates 5110(g) including but not limited to (a) is exercisable or convertible more than five years from the commencement of sales of the public offering; (b) has more than one demand registration right at the issuer's expense; (c) has a demand registration right with a duration of more than five years from the commencement of sales of the public offering; (d) has a piggyback registration right with a duration of more than seven years from the commencement of sales of the public offering; (e) has anti-dilution terms that allow the participating members to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; or (f) has anti-dilution terms that allow the participating members to receive or accrue cash dividends prior to the exercise or conversion of the security.  OpenDeal Broker and DealMaker Securities LLC have entered into a Commission Sharing Agreement with respect to fees payable by the company in connection with the Republic Platform. As a result, the maximum compensation payable to DealMaker Securities will not exceed the maximum described above.

No application is currently being prepared for the shares to trade on any public market. As a result, the shares sold in this offering may not be listed on a securities exchange or quoted on an alternative trading system for an extended period of time, if at all. If the shares are not listed on a securities exchange or quoted on an alternative trading system, it may be difficult to sell or trade the shares. There can be no assurance that a liquid market for the shares will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell the shares easily or at prices that will provide them with yield comparable to similar investment that have a developed secondary market. Illiquidity may have a severely adverse effect on the market value of the shares and investors wishing to sell the shares might therefore suffer losses.

**After the qualification by the Commission of the Offering Statement, this offering will be conducted through our website at https://invest.helloryse.com, whereby investors will receive, review, execute, and deliver subscription agreements electronically. Payment of the purchase price will be made through a third party processor by ACH debit transfer or wire transfer or credit card to an account designated by the company. We estimate total maximum fees related to this offering would be approximately $1,750,000. Broker will assist with the facilitation of credit and debit card payments through the online platform. We will reimburse Broker for the following expenses (i) all payment processing expenses incurred in connection with the offering (on average approximately 3%) and (ii) fees charged in connection with chargebacks or payment reversals. The Broker is not participating as an underwriter or placement agent in this offering and will not solicit any investments, recommend our securities, provide investment advice to any prospective investor, or distribute this Offering Circular or other offering materials to potential investors. All inquiries regarding this offering should be made directly to the company.

The company expects that the amount of expenses of the offering that it will pay, excluding underwriting compensation, will be approximately $2,850,000.

The company has engaged BankProv as agent (the “Escrow Agent”) to hold any funds that are tendered by investors who invest through the Republic Platform. The offering is being conducted on a best-efforts basis without any minimum target. Because there is no minimum target, the company may close on any amounts invested, even if those amounts are insufficient for the intended use of proceeds, or do not cover the costs of this offering. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company. The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is three years from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by the company in its sole discretion. At least every 12 months after this offering has been qualified by the Commission, the company will file a post-qualification amendment to include the company’s recent financial statements.

Class B Common Shares are non-voting and therefore holders will not vote on all matters submitted to a vote of the shareholders. To the extent that holders of Class B Common Shares are granted voting rights by statute, investors in this offering will become parties to a voting trust agreement under which they will grant a proxy to the company’s Founder to vote their shares on all such matters put to a vote of the shareholders. The company’s Founder owns 59.27% of all issued Class A Common Shares, which are entitled to one vote per share on all matters submitted to a vote of shareholders. The Founder and all other current holders of Class A Common Shares are parties to a voting trust agreement in which the other holders granted a proxy to the Founder to vote their shares. Therefore, the company’s Founder holds 100% of the voting power of the company and will continue to be able to exercise all of the voting power of the company’s equity stock at the conclusion of this offering and therefore control the board.

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THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 4.

Sales of these securities will commence on approximately July 27, 2022.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company.”

PLAN OF DISTRIBUTION, page 34

The company is offering up to 25,000,000 Class B Common Shares as described in this Offering Circular.

DealMaker Securities LLC Agreement

DealMaker Securities LLC (the “Broker”), a broker-dealer registered with the Commission and a member of FINRA, has been engaged to provide the following administrative, consulting and compliance related functions, but not for underwriting or placement agent services:

•	Reviewing investor information, including identity verification, performing AML (Anti-Money Laundering) and other compliance background checks, and providing issuer with information on an investor in order for issuer to determine whether to accept such investor into the Offering;
•	If necessary, discussions with the issuer regarding additional information or clarification on an issuer-invited investor;
•	Coordinating with third party agents and vendors in connection with performance of services;
•	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the offering and provide a recommendation to the company whether or not to accept the subscription agreement for the investor’s participation;
•	Contacting and/or notifying the company, if needed, to gather additional information or clarification on an investor;
•	Providing a dedicated account manager;
•	Providing ongoing advice to Issuer on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;
•	Consulting with Issuer regarding any material changes to the Form 1A which may require an amended filing; and
•	Reviewing third party provider work-product with respect to compliance with applicable rules and regulations.

Such services shall not include providing any investment advice or any investment recommendations to any investor.

Broker will bill fees up to a maximum of 7% of the offering proceeds on a monthly basis to support the offering once the Commission has qualified the offering statement and this offering commences.

Persons who desire information about the offering may find it at https://invest.helloryse.com. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the https://invest.helloryse.com website.

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The company will also publicly market the offering using general solicitation through methods that include emails to potential investors, online advertisements, and press releases. We will use the website www.helloryse.com and other social media to provide notification of the offering. Persons who desire information will be directed to a landing page on www.helloryse.com.

The Class B Common Shares sold under this offering have not been qualified for distribution by prospectus in Canada and may not be offered, sold or re-sold in Canada or to a Canadian purchaser except pursuant to a Canadian prospectus or a prospectus exemption existing under Canadian securities laws.

The following table shows the total discounts and commissions payable to Broker in connection with this offering by the company:

	Per Share	Total
Public offering price	$1.00	$25,000,000

Underwriting Compensation	$0.07	$1,750,000

Proceeds, before expenses	$0.93	$24,250,000

After the qualification by the Commission of the Offering Statement, this offering will be conducted through our website at https://invest.helloryse.com, whereby investors will receive, review, execute, and deliver subscription agreements electronically. Payment of the purchase price will be made through a third party processor by ACH debit transfer or wire transfer or credit card to an account designated by the company. We estimate total maximum fees related to this offering would be approximately $1,750,000. Broker will assist with the facilitation of credit and debit card payments through the online platform. We will reimburse Broker for the following expenses (i) all payment processing expenses incurred in connection with the offering (on average approximately 3%) and (ii) fees charged in connection with chargebacks or payment reversals. The Broker is not participating as an underwriter or placement agent in this offering and will not solicit any investments, recommend our securities, provide investment advice to any prospective investor, or distribute this Offering Circular or other offering materials to potential investors. All inquiries regarding this offering should be made directly to the company.

The maximum possible underwriting compensation payable to Broker is $1,750,000.

OpenDeal Broker LLC Agreement

In addition, the company has engaged OpenDeal Broker LLC (CRD #297797) to assist with processing of investments through the online investment platform at www.republic.co maintained for OpenDeal Broker LLC (“OpenDeal Broker”) benefit by its affiliates. (the “Republic Platform”). OpenDeal Broker LLC will perform substantially the same services as DealMaker Securities LLC, but only for those subscriptions received through the Republic Platform. These services include:

●	Provide a landing page on the Republic Platform for our offering of the Shares and perform related services;
●	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, including Regulation Best Interest compliance, and provide a recommendation to the company whether or not to accept investor as a customer;
●	Provide technical services to allow us to execute and deliver evidence of the executed subscription agreement to the investor, and

The company does not intend to actively promote the offering on Republic, and OpenDeal Broker will not act as an underwriter or placement agent for this offering.

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As compensation, the company will pay to OpenDeal Broker a commission equal to 6% of the amount raised through the Republic Platform. OpenDeal Broker will also receive a securities commission equivalent to 1% of the dollar value of the securities issued to Investors through the Republic Platform at the time of closing. OpenDeal Broker will comply with Lock-Up Restriction required by FINRA Rule 5110(e)(1), not selling, transferring, assigning, pledging, or hypothecating or subjecting such to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities commission for a period of 180 days beginning on the date of commencement of sales of the public equity offering with respect to the Securities Commission, unless FINRA Rule 5110(e)(2) applies. Pursuant to FINRA Rule 5110(g), OpenDeal Broker will not accept a securities commission in options, warrants or convertibles which violates 5110(g) including but not limited to (a) is exercisable or convertible more than five years from the commencement of sales of the public offering; (b) has more than one demand registration right at the issuer's expense; (c) has a demand registration right with a duration of more than five years from the commencement of sales of the public offering; (d) has a piggyback registration right with a duration of more than seven years from the commencement of sales of the public offering; (e) has anti-dilution terms that allow the participating members to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; or (f) has anti-dilution terms that allow the participating members to receive or accrue cash dividends prior to the exercise or conversion of the security. OpenDeal Broker has no registration rights.

DealMaker Securities LLC and OpenDeal Broker will ensure that the aggregate total compensation, which includes commissions, out of pocket expenses, consulting fees, securities and any other fees paid for the services described in this section will not exceed 7% of the value of the gross proceeds raised in the Offering.

Subscription Procedures

After the Offering Statement has been qualified by the Commission, the company will accept tenders of funds to purchase the Class B Common Shares. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, checks will not be accepted. Tendered funds will remain in a segregated account until a closing has occurred. The company estimates that processing fees for credit card subscriptions will be approximately 4.5% of total funds invested per transaction, although credit card processing fees may fluctuate. The company intends to pay these fees and will reimburse the credit card processor for transaction fees and return fees that it incurs for returns and chargebacks. The company estimates that approximately 75% of the gross proceeds raised in this offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total offering expenses set forth in “Use of Proceeds to Issuer.” Upon closing, funds tendered by investors will be made available to the company for their use.

The minimum investment in this offering is $1,000, or 1,000 Class B Common Shares.

In order to invest you will be required to subscribe to the offering via www.invest.helloryse.com and agree to the terms of the offering, Subscription Agreement, and any other relevant exhibit attached thereto.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

All subscribers will be instructed by the company or its agents to transfer funds by wire, credit or debit card, or ACH transfer directly to a segregated account established for this offering. The company may terminate the offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds does not necessarily result in their receiving shares; funds may be returned.

In the event that the company terminates the offering while investor funds are held, those funds will promptly be refunded to each investor without deduction or interest and in accordance with Rule 10b-9 under the Exchange Act.

DealMaker Transfer Agent LLC, an affiliate of the Broker, will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

In the event that it takes some time for the company to raise funds in this offering, the company intends to rely on available income from sales and/or funds raised in any offerings from accredited investors.

In the event that the company terminates the offering while investor funds are held, those funds will promptly be refunded to each investor without deduction or interest and in accordance with Rule 10b-9 under the Exchange Act.

In the event that it takes some time for the company to raise funds in this offering, the company will rely on income from sales, funds raised in any offerings from accredited investors.

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OpenDeal Broker Subscription Process

Investors subscribing through the Republic Platform, as facilitated by OpenDeal Broker, may also access the company’s offering through an offering page hosted on the Republic Platform. Investors may follow the instructions provided through the Republic Platform to review the company’s offering materials, including the offering circular and subscription agreement, as well as submit payment which will be deposited into an escrow account at the Escrow Agent for the benefit of the company. Credit card transactions will be processed through a payment processing platform integrated with the Republic Platform.

OpenDeal Broker has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the shares. OpenDeal Broker is not participating as an underwriter and under no circumstance will it solicit any investment in the company, recommend the company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. OpenDeal Broker is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this offering. Based upon OpenDeal Broker ’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of OpenDeal Broker in this offering as any basis for a belief that it has done extensive due diligence. OpenDeal Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular. All inquiries regarding this offering should be made directly to the company.

Provisions of Note in Our Subscription Agreement

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, including any claim under federal securities laws.  By signing the subscription agreement an investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Forum Selection Provisions.

The subscription agreement provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement.

Perks

At stepped investment levels, the company plans to offer investment packages that provide various incentives, including our products, accessories and events with our executives. The company plans to offer the following benefits at various levels of investment:

Minimum Number of Shares	Minimum Dollar Investment	Rewards
	$2,500	1 SmartShade Approximate market value: $170
	$5,000	1 SmartShade & Battery Pack and 1 SmartBridge Approximate market value: $300
	$10,000	2 SmartShades & Battery Pack, 1 SmartBridge,| Approximate market value: $530
	$25,000	4 SmartShades & Battery Pack, 1 SmartBridge, Approximate market value: $1,000
	$50,000	10 SmartShades & Battery Pack, 1 SmartBridge, | Approximate market value: $2,450
	$100,000	20 SmartShades & Battery Pack, 2 SmartBridge, Approximate market value: $5,000

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

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